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SEC FILE NUMBER
~~8-12645~~ 8-46433

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
GBS Retirement Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two Pierce Place
(No. and Street)

Itasca	**IL**	**60143**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth Marren **(630) 694-5174**
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Diana F. Butts**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to the firm of GBS Retirement Services, Inc. as of December 31, 2009, are correct and true. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

DIANA F. BUTTS, PRESIDENT

Title



Notary Public



RIAL SEAL
OF OHIO

KATHY L. DILL-ANTLE
Notary Public, State of Ohio
My Commission Expires 03|21|2014

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
☒ (n) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

GBS Retirement Services, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2009

Contents

Ernst & Young

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606-6301

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors
Arthur J. Gallagher & Co.

We have audited the accompanying statement of financial condition of GBS Retirement Services, Inc. (the Company), a wholly owned subsidiary of Arthur J. Gallagher & Co., as of December 31, 2009, and the related statements of earnings, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GBS Retirement Services, Inc. at December 31, 2009, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



February 18, 2010

GBS Retirement Services, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 22,083,303
Investments, at fair value	445,486
Interest receivable	1,411
Fees receivables	326,140
Accounts receivable – affiliates	1,824,586
Fixed assets – at cost, less accumulated depreciation of $11,431	2,736
Income taxes receivable from Arthur J. Gallagher & Co.	206,154
	$ 24,889,816
Liabilities and stockholder's equity	
Accounts payable – affiliates	$ 18,159,798
Deferred income tax liability payable to Arthur J. Gallagher & Co.	10,578
Other liabilities	3,820
	18,174,196
Stockholder's equity:	
Common stock, $1 par value – authorized, issued, and outstanding – 1,000 shares (owned by Arthur J. Gallagher & Co.)	1,000
Capital in excess of par value	575,101
Retained earnings	6,139,519
	6,715,620
	$ 24,889,816

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Earnings

Year Ended December 31, 2009

Revenues	
Commissions	$ 7,295,600
Fees	2,170,792
Investment income	21,080
Change in unrealized gain on investments	44,183
	9,531,655
Expenses	
Professional fees	7,397,407
Salaries and employee benefits	559,734
Other operating expenses	1,883,518
Total expenses	9,840,659
Loss before income taxes	(309,004)
Income tax benefit:	
Current	(129,929)
Deferred	11,049
	(118,880)
Net loss	$ (190,124)

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2009

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Total
Balance at January 1, 2009	$ 1,000	$ 498,612	$ 6,381,616	$ 6,881,228
Dividend to Arthur J. Gallagher & Cc	–	–	(51,973)	(51,973)
Capital contribution from Arthur J. Gallagher & Co.	–	76,489	–	76,489
Net loss	–	–	(190,124)	(190,124)
Balance at December 31, 2009	$ 1,000	$ 575,101	$ 6,139,519	$ 6,715,620

See notes to financial statements.

GBS Retirement Services, Inc.

Statement of Cash Flows

Year Ended December 31, 2009

Operating activities	
Net loss	$ (190,124)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Change in unrealized gain on investments	(44,183)
Deferred income tax provision	11,049
Depreciation	3,976
Net cash flows from investments	1,085,474
Change in fee receivables	38,620
Change in amounts due to/from affiliates	6,561,199
Change in other assets and liabilities	710
Change in interest receivable	7,212
Change in income taxes receivable/payable to Arthur J. Gallagher & Co.	979,317
Net cash provided by operating activities	8,453,250
Investing activities	
Purchases of fixed assets	(1,767)
Net cash used in investing activities	(1,767)
Net increase in cash and cash equivalents	8,451,483
Cash and cash equivalents at beginning of year	13,631,820
Cash and cash equivalents at end of year	$ 22,083,303

See notes to financial statements.

1. Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

GBS Retirement Services, Inc. (the Company) was incorporated in 1993 and is a wholly owned subsidiary of Arthur J. Gallagher & Co. (Gallagher). The Company is a broker, consultant, and Financial Industry Regulatory Authority (FINRA) registered broker-dealer. The Company specializes in providing retirement services to not-for-profit entities, corporations, and publicly traded entities. Approximately 43% of the Company's commission revenue was collectively received from three insurance carriers.

The Company has a Marketing and Services Agreement (the Agreement) with NFP Securities, Inc. (NFP). Under the terms of the Agreement, employees of Gallagher that were registered representatives of the Company are now registered representatives of NFP. These representatives have access to products, materials, and services offered by NFP. In return, the Company pays NFP a percentage of its dealer commissions.

In the preparation of the Company's financial statements as of December 31, 2009, management evaluated all material subsequent events or transactions that occurred after the balance sheet date through February 18, 2010, the date on which the financial statements were available to be issued, for potential recognition in its financial statements and/or disclosure in the notes thereto.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known that could impact the amounts reported and disclosed herein.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. At December 31, 2009, the Company had all of its cash and cash equivalents invested at two financial institutions.

1. Summary of Significant Accounting Policies (continued)

Investments

Investments consist of fixed-maturity U.S. government and agency securities and mortgage-backed securities, are recorded at fair value, and are classified as trading. Changes in fair value on fixed maturities are included as revenue in the statement of earnings. Fair value is determined using independent pricing sources.

Revenue Recognition

Commissions paid directly by insurance and mutual fund companies are recognized as income when the commissions are received by the Company. Fee revenues generated by the Company represent fees earned for consulting work and other retirement projects.

Professional Fees

Professional fees represent services provided by Gallagher Benefit Services, Inc. (GBS), another wholly owned subsidiary of Gallagher, for consulting and client relationship services. The cost of these services are based on an allocation of the GBS consultants' salaries, bonus, benefits, and travel and entertainment expenses relative to time spent performing consulting services for the Company.

Fixed Assets

Furniture and equipment with a cost of $14,167 are depreciated using the straight-line method based on estimated useful lives.

Income Taxes

The Company is included in the consolidated federal income tax return of Gallagher. The Company's income tax provision is the amount that it would have incurred on a separate company tax return basis. Deferred income taxes represent the net tax effects of temporary differences between amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. All income taxes are settled through an intercompany account with Gallagher.

2. Effect of New Accounting Pronouncement

In May 2009, the Financial Accounting Standards Board issued accounting guidance on subsequent events, which establishes general standards of accounting and disclosure for events that occur after the balance sheet date but before financial statements are issued. This standard was effective for reporting periods ending after June 15, 2009, and requires disclosure of the date through which subsequent events are evaluated and whether the date corresponds with the time at which the financial statements were available for issue (as defined) or were issued. The Company's adoption of the guidance did not have any impact on its financial position or results of operations, as the requirements are only disclosure in nature.

3. Income Taxes

Significant components of the income tax expense in 2009 include the following:

Federal:	
Current	$ (112,945)
Deferred	8,925
	(104,020)
State and local:	
Current	(16,984)
Deferred	2,124
	(14,860)
	$ (118,880)

At December 31, 2009, the Company's net deferred income tax asset is attributable to differences in deferred compensation and depreciable assets. During 2009, there was no valuation allowance or change in the valuation allowance. The effective tax rate is less than the combined statutory rate of 40%, due principally to permanent differences and prior-year adjustments. The Company received an income tax refund relating to calendar year 2008 of $672,783 from Gallagher in 2009. The Company did not pay any income taxes to Gallagher in 2009.

3. Income Taxes (continued)

There were no net unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2009. The Company accrues interest and penalties related to unrecognized tax benefits in its provision for income taxes. At December 31, 2009, the Company had no accrued interest and penalties related to unrecognized tax benefits.

The Company is included in the consolidated federal income tax return of Gallagher and is also included in certain combined state tax returns, which include other members of the Gallagher consolidated group. The Gallagher consolidated group has been audited by the Internal Revenue Service (IRS) through calendar year 2005. Gallagher is currently under examination by the IRS for calendar years 2006, 2007, and 2008. Gallagher's combined state tax returns also have a number of ongoing audits.

4. Fair Value

When available, the Company generally uses quoted market prices to determine fair value and classifies such items in Level 1. In some cases where a market price is available, the Company will make use of acceptable practical expedients (such as matrix pricing) to estimate fair value, in which case the items are classified in Level 2.

All of the Company's investments in United States government agencies and United States government mortgage-backed securities, with a fair value of $445,486, are classified as Level 2.

5. Related-Party Transactions

Certain operating expenses are allocated directly by Gallagher to the Company based on employee headcount, salary, and revenue ratios. The allocated expenses are classified as salaries and employee benefits and other operating expenses on the Company's statement of earnings.

5. Related-Party Transactions (continued)

Expenses allocated to the Company in 2009 were as follows:

Business insurance premiums	$ 66,107
Accounting and management services	384,645
Management and employee leasing fee	962,006
Other allocated expenses	48,328
	$ 1,461,086
Employee group insurance and various payroll tax-related items	$ 69,466

Employee group insurance and various payroll tax-related items include expenses related to retirement plans. Although the bases of allocation of the various expenses are considered reasonable, other allocation bases could produce different results.

During 2009, the Company received capital contributions from Gallagher totaling $76,489. This amount represents the allocation of other costs from Gallagher netted against a prior-year true-up of stock option costs, which will not be reimbursed.

6. Commitments

The Company intends to continue to make periodic distributions to Gallagher while maintaining net capital in excess of its required amount.

7. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum amount of net capital as defined under such provisions. The net capital rules may effectively restrict the payment of cash dividends. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2009, the Company has net capital (as defined under Rule 15c3-1) of $4,309,925 and a net capital requirement of $1,211,613, producing an aggregate indebtedness to net capital ratio of 4.22 to 1.

Supplemental Information

GBS Retirement Services, Inc.

Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1

December 31, 2009

Net capital	
Stockholder's equity	$ 6,715,620
Less nonallowable assets*	2,361,027
Less haircuts on securities**	44,668
Net capital	$ 4,309,925
Required net capital (the greater of 6 2/3% of aggregate indebtedness or $5,000)	$ 1,211,613
Excess net capital	$ 3,098,312
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 18,174,196
Ratio of aggregate indebtedness to net capital	4.22 to 1
Nonallowable assets:*	
Interest receivable	$ 1,411
Fees receivable	326,140
Accounts receivable – affiliates	1,824,586
Net fixed assets	2,736
Income taxes receivable from Arthur J. Gallagher & Co.	206,154
	$ 2,361,027
Haircuts on trading and investment securities:**	
Exempted securities	$ 25,958
Other securities	18,710
	$ 44,668

There were no material differences between the audited computation of net capital included in this report and the corresponding schedule included in the Company's amended unaudited FOCUS report, Part IIA, as of December 31, 2009.

GBS Retirement Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2009

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule.

Ernst & Young
Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606-6301
Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

The Board of Directors
Arthur J. Gallagher & Co.

In planning and performing our audit of the financial statements of GBS Retirement Services, Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2010

Ernst & Young

Ernst & Young LLP
233 South Wacker Drive
Chicago, IL 60606-6301

Tel: +1 312 879 2000
Fax: +1 312 879 4000
www.ey.com

Report of Independent Accountants on Applying Agreed-Upon Procedures

The Board of Directors and Management of GBS Retirement Services, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of GBS Retirement Services, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries.

   No findings noted.

2. Compared the amounts derived from the FOCUS reports for the fiscal period from April 1, 2009 through December 31, 2009, with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009.

   No findings noted.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers.

   No findings noted.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments.

   No findings noted.

1002-1134205

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

048433 FINRA DEC
GBS RETIREMENT SERVICES INC 14*14
2 PIERCE PL 21ST FL
ITASCA IL 60143-1203

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Beth Marren O'Reilly 630-694-5174

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 401

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (174)

1/11/2010
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) 227

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 227

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 227

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

GBS Retirement Services Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

FINOP, Assistant Controller
(Title)

Dated the 22nd day of February, 2010.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______

Documentation ______

Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,375,143
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	–
(2) Net loss from principal transactions in securities in trading accounts.	–
(3) Net loss from principal transactions in commodities in trading accounts.	–
(4) Interest and dividend expense deducted in determining item 2a.	–
(5) Net loss from management of or participation in the underwriting or distribution of securities.	–
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	–
(7) Net loss from securities in investment accounts.	–
Total additions	–
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	(7,214,827)
(2) Revenues from commodity transactions.	–
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	–
(4) Reimbursements for postage in connection with proxy solicitation.	–
(5) Net gain from securities in investment accounts.	–
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	–
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	–
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	–

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ –

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ –

Enter the greater of line (i) or (ii)	–
Total deductions	(7,214,827)
2d. SIPC Net Operating Revenues	$ 160,316
2e. General Assessment @ .0025	$ 401

(to page 1 but not less than $150 minimum)

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FINANCIAL STATEMENTS AND
SUPPLEMENTAL INFORMATION

GBS Retirement Services, Inc.
Year Ended December 31, 2009
(Confidential Pursuant to Rule 17a-5(e)(3))
With Reports of Independent Registered Public
Accounting Firm

Ernst & Young LLP


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